March 29, 2011

By EDGAR and Overnight Delivery

Mr. Michael R. Clampitt

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	American National Bankshares Inc. Registration Statement on Form S-4 Filed February 9, 2011 File No. 333-172140

Dear Mr. Clampitt:

On behalf of our client, American National Bankshares Inc. (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 7, 2011 with respect to the above-referenced filing. In connection with this response to your letter, the Company is filing electronically with the Commission today Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No.1”).

In addition to the electronic filing, we are delivering a hard copy of this letter, along with a courtesy copy of Amendment No. 1 marked to indicate changes from the version of the Registration Statement on Form S-4 filed on February 9, 2011.

For the convenience of the Staff, the text of the comments is set forth below in bold italics, followed in each case by the response to the comment. All page references in our responses are to the marked version of Amendment No. 1.

E-mail: scott.richter@leclairryan.com	951 East Byrd Street, Eighth Floor
Direct Phone: 804.343.4079	Richmond, Virginia 23219
Direct Fax: 804.783.7621	Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \WASHINGTON,  D.C.

Mr. Michael R. Clampitt

March 29, 2011

Form S-4

General

1.	Please note that American will be required to include the 2010 compensation information required by Item 402 of Regulation S-K to the extent that this information is not included in its 2010 Form 10-K and incorporated by reference into your next amendment.

The Staff’s comment is noted. On March 11, 2011, the Company filed with the Commission its Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”). The 2010 10-K is incorporated by reference into Amendment No. 1 as noted on page 165 of Amendment No. 1. In the 2010 10-K, the Company states that the information required by Part III, Item 11, Executive Compensation of Form 10-K, which would include the 2010 compensation information required by Item 402 of Regulation S-K, is incorporated therein by reference to certain information that will be included in the Company’s proxy statement for its 2011 annual meeting of shareholders (the “2011 Proxy Statement”). The Company expects that it will file with the Commission the 2011 Proxy Statement no later than April 15, 2011, and in any event prior to the date of the proxy statement/prospectus. Please also see the Company’s response to comment no. 22.

2.	Please supplementally provide the staff with the Board books used by each respective Board in its analysis of the Merger.

In response to the Staff’s comment, the Company has been advised by LeClairRyan, A Professional Corporation (“LeClair”), legal counsel to the Company, that LeClair has provided to the Staff a copy of the presentation made by Keefe, Bruyette & Woods, Inc. (“KBW”) to the Board of Directors of the Company on December 15, 2010. This presentation is the material provided by KBW to the Board of Directors of the Company in connection with KBW rendering its fairness opinion to the Board of Directors of the Company. The Company also has been advised that LeClair has provided to the Staff a copy of the presentation made by Stifel, Nicolaus & Company, Incorporated (“Stifel”) to the Board of Directors of MidCarolina Financial Corporation (“MidCarolina”) on December 15, 2010. This presentation is the material provided by Stifel to the Board of Directors of MidCarolina in connection with Stifel rendering its fairness opinion to the Board of Directors of MidCarolina. The presentations have been provided under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of 17 C.F.R. Section 200.83. In accordance with such rules, LeClair will request that these materials be returned promptly following completion of the Staff’s review thereof.

3.	Please note the requirements of Regulation S-X with respect to the age of financial statements for both American and MidCarolina. Please file or incorporate updated financial statements, as applicable, prior to going effective.

The Staff’s comment is noted. The Company’s 2010 10-K, which includes updated financial statements, was filed with the Commission on March 11, 2011 and is incorporated by reference into Amendment No. 1 as noted on page 165 of Amendment No. 1. The updated financial statements for MidCarolina are contained on pages F-1 through F-40 of the proxy statement/prospectus that is a part of Amendment No. 1.

Mr. Michael R. Clampitt

March 29, 2011

Proxy/Prospectus Cover Page

4.	Disclose on the cover page the estimated number of shares of American Series A preferred stock to be issued to the holders of MidCarolina Series A preferred stock in the Merger.

In response to the Staff’s comment, the Company has provided the disclosure on the cover pages of the American Shareholder Letter and the MidCarolina Shareholder Letter contained in Amendment No. 1.

American Shareholder Letter

5.	Revise to disclose the information provided in the third paragraph of the MidCarolina Shareholder Letter.

In response to the Staff’s comment, the Company has made the requested revision on the cover page of the American Shareholder Letter contained in Amendment No. 1.

MidCarolina Shareholder Letter

6.	Revise the MidCarolina Shareholder Letter to inform shareholders that they have dissenters’ and appraisal rights and that to perfect them they must either vote against the Merger or not send in a proxy. Please also add a reference to the Summary on page 15 and the “Dissenters’ and Appraisal Rights” section on page 67.

In response to the Staff’s comment, the Company has made the requested revision and reference on the cover page of the MidCarolina Shareholder Letter contained in Amendment No. 1.

Questions and Answers….page 1

7.	Revise the penultimate Q&A on page 5 to add a statement to the effect of, “For Information on How to Perfect Dissenters’ Rights” after the first sentence.

In response to the Staff’s comment, the Company has made the requested revision on page 5 of Amendment No. 1.

MidCarolina’s Shareholders have “Dissenters’ Rights” in the Merger, page 15

8.	Revise to provide the specific information that must be included in the shareholder’s written notice of intent to dissent and the address to which the notice must be sent.

In response to the Staff’s comment, the Company has made the requested revision on page 16 of Amendment No. 1 to provide the specific information that must be included in the shareholder’s written notice of intent to dissent pursuant to North Carolina law.

9.	The last paragraph of this section (i.e., relating to the return of a signed proxy without instructions) should be printed in bold face type.

In response to the Staff’s comment, the Company has made the requested revision on page 16 of Amendment No. 1.

Mr. Michael R. Clampitt

March 29, 2011

Risk Factors, page 25

10.	We note that the law firm of Levi & Korsinsky, LLP is investigating the Board of Directors of MidCarolina for possible breaches of fiduciary duty and other violations of state law in connection with the sale of MidCarolina to American. Please add a risk factor disclosing the same.

In response to the Staff’s comment, the Company has added a risk factor on page 27 of Amendment No. 1 to disclose that several law firms are investigating the Board of Directors of MidCarolina for possible breaches of fiduciary duty and other violations of state law in connection with the merger.

11.	Please add a risk factor indicating that neither of the fairness opinions received in connection with the Merger has been updated since its date of issuance.

In response to the Staff’s comment, the Company has added a risk factor on page 25 of Amendment No. 1 to indicate that neither of the fairness opinions received in connection with the merger has been updated.

The Merger

Background of the Merger, page 40

12.	Please revise the fourth paragraph on page 42 to discuss why the fixed exchange ratio was increased from 0.321 to 0.33.

In response to the Staff’s comment, the Company has made the requested revision on page 45 of Amendment No. 1.

13.	Revise to disclose the time frame of the MidCarolina board’s discussions regarding the possibility of inviting or soliciting discussions with other Merger partners, including the dates and substance of such discussions, whether such meetings involved Stifel, and the date on which the board ultimately decided not to invite or solicit such discussions.

In response to the Staff’s comment, the Company has made the requested revision on pages 41, 42, 43, 44 and 51 of Amendment No. 1.

14.	Revise your disclosure to clarify whether MidCarolina or Stifel had received any indications of interests from any other financial institutions, whether solicited or unsolicited, regarding a possible acquisition of MidCarolina.

In response to the Staff’s comment, the Company has made the requested revision on page 41 of Amendment No. 1.

15.	With respect to the party whom MidCarolina’s board authorized Stifel to contact, as disclosed on page 57, please revise your discussion to indicate:

•	what the other party did after being contacted by Stifel, i.e., whether it responded or not, the date of any such response, etc.; and

Mr. Michael R. Clampitt

March 29, 2011

•	why MidCarolina’s board subsequently requested that Stifel not engage in any negotiations with the other party.

In response to the Staff’s comment, the Company has made the requested revision on page 41 of Amendment No. 1.

16.	Revise to explain the basis for the MidCarolina Board’s perception of other potential Merger partners’ level of interest in acquiring MidCarolina, in light of the fact that the board chose not to invite or solicit discussions with them.

In response to the Staff’s comment, the Company has made the requested revision on page 51 and of Amendment No. 1.

Opinion of America’s Financial Advisor, page 50

17.	We note your disclosure of the fees paid by American pursuant to its current engagement of KBW with respect to the fairness opinion. Please supplement this disclosure by listing the fees paid by American or MidCarolina to KBW during the past three fiscal years, or disclose if no such other fees were paid.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 60 of Amendment No. 1.

Opinion of MidCarolina’s Financial Advisor, page 56

18.	Revise to disclose the fees paid by American to Stifel during the past three fiscal years, or disclose if no such fees were paid.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 69 of Amendment No. 1.

Dissenters’ and Appraisal Rights, page 67

19.	Please restate the date of the special meeting in this section.

In response to the Staff’s comment, the Company has restated the date of the MidCarolina special meeting on page 73 of Amendment No. 1.

20.	Please eliminate statements in last paragraph on page 67 indicating that the description of Dissenters’ Rights is “only a summary” and indicate, if true, that all material information is discussed.

In response to the Staff’s comment, the Company has eliminated the referenced statements and revised the disclosure on page 74 of Amendment No. 1 to indicate that all material information is discussed.

Mr. Michael R. Clampitt

March 29, 2011

21.	You may not qualify this section by reference to provisions of the North Carolina BCA relating to the Dissenters’ Rights. Please revise to eliminate the qualification in the second full paragraph of page 70 and indicate, if true, that all material information is discussed.

In response to the Staff’s comment, the Company has eliminated the referenced qualification and revised the disclosure on page 74 of Amendment No. 1 to indicate that all material information is discussed.

Where You Can Find More Information, page 162

22.	Please advise us, with a view towards revised disclosure, whether American intends to incorporate by reference any of its future filings that are filed between the date of the initial filing of this registration statement and before the date of the proxy statement/prospectus.

The Staff is advised that, as discussed earlier in this letter, the Company filed with the Commission its 2010 10-K on March 11, 2011. The Company also filed with the Commission two Current Reports on Form 8-K on February 18, 2011. The 2010 10-K and the two Form 8-Ks are incorporated by reference into Amendment No. 1 as noted on page 165 of Amendment No. 1. In addition, as indicated in the Company’s response to comment no. 1, the Company expects to file with the Commission its 2011 Proxy Statement no later than April 15, 2011, and in any event prior to the date of the proxy statement/prospectus. Certain information that will be included in the 2011 Proxy Statement will be incorporated by reference into the 2010 10-K. The Company does not expect to make any other filings with the Commission other than as noted above.

23.	You cannot incorporate previously-filed proxy statements. Please revise to eliminate the incorporation of your 2010 proxy statement. Refer to Item 11(b) of Form S-4.

In response to the Staff’s comment, the Company has made the requested revision and eliminated the incorporation of the Company’s 2010 proxy statement.

Exhibits

24.	We note that the Articles of Incorporation of American, as amended (exhibit 3.1) are incorporated by reference to American’s Current Report on Form 8-K filed August 5, 2010. However, the company filed a Form 10-Q, and not a Form 8-K, on such date. Please revise or advise.

In response to the Staff’s comment, the Company has made the requested revision on page 165 of Amendment No. 1.

25.	Please file any outstanding exhibits in your next amendment. Please also file or incorporate the following exhibits in your next amendment:

•	the form of common stock certificate of American;
•	Employment agreement with Charles T. Canaday, Jr., effective upon consummation of the Merger, as described on page 81;
•	Voting Agreement, as described on page 84;
•	any other material agreements, including those still material that were filed in American’s Form 10-K for the fiscal year ended December 31, 2009;

Mr. Michael R. Clampitt

March 29, 2011

•	Certificate of Rights and Designations for the Series A preferred stock; and
•	Form of the Series A preferred stock certificate.

In response to the Staff’s comment, the Company has either filed as exhibits or incorporated by reference as exhibits into Amendment No. 1 the documents noted in the comment. Please see the exhibit list on page II-1 of Part II of Amendment No. 1.

*     *     *

If you or any other members of the Staff have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (804) 343-4079 or George P. Whitley at (804) 343-4089.

Sincerely,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	David Lin, Esq. Mr. Charles H. Majors Mr. William W. Traynham Mr. Charles T. Canaday, Jr. William R. Lathan, Jr., Esq. George P. Whitley, Esq. Benjamin A. McCall, Esq.